

Ridgeway
Petroleum Corp.



SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2005
WASH. D.C.
202 SECTION





05008207

#82 - 1819

April 29,2005

SUPPL

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819, formerly Brenwest Mining Limited

Enclosed for your files copies of our News Releases dated:

- April 20,2005
- April 21, 2005
- April 22, 2005
- April 28, 2005

PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL

Sincerely,

Christiane Koeksal
Office Manager
encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



Ridgeway
Petroleum Corp.


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C.
202
SECTION

#82 - 1819

April 28, 2005

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our December 2004 4th quarterly report.

Yours truly,

RIDGEWAY PETROLEUM CORP.

Christiane Koeksal
Office Manager
Encl./ two

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Form 52-109FT2-Certification of Annual Filings during Transition Period


MAY 1 6 2005
202

I, B. D. Lasker of Ridgeway Petroleum Corp., in my position of President, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.

Date: April 26, 2005

Signature: "Barry D. Lasker"

Title: President

Form 52-109FT2-Certification of Annual Filings during Transition Period

I, J. B. Petrie of Ridgeway Petroleum Corp., in my position of Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.

Date: April 26, 2005

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer

Ridgeway Petroleum Corp.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

REPORT OF MANAGEMENT

The accompanying Consolidated Financial Statements of Ridgeway Petroleum Corp. are the responsibility of Management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in this report and ensured that it is consistent with information in the Consolidated Financial Statements.

Ridgeway Petroleum Corp. maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of a majority of Directors who are independent of the Company. The Audit Committee meets regularly with management, and periodically with the external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

PricewaterhouseCoopers LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

Signed

"Barry D. Lasker"
President and Chief Executive Officer

"J. Bruce Petrie"
Chief Financial Officer

April 22, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1115thAvenueSW,Suite3100 Calgary,
Alberta
Canada T2P 5L3
Telephone +1 (403) 5097500 Facsimile +1
(403) 781 1825

April 22, 2005

Auditors'Report

To the Shareholders of
Ridgeway Petroleum Corp.

We have audited the consolidated balance sheets of Ridgeway Petroleum Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company' s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated fmancial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary , Alberta

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	December 31 2004	2003 (restated-Note 2)
Assets		
Current assets		
Cash	**$ 22,286**	$ 1,550,968
Accounts receivable	**3,032**	7,617
Prepaid expenses and deposits	**151,292**	304,686
	176,610	1,863,271
Office furniture and equipment and automotive, at cost	**172,586**	172,586
Less: Accumulated depreciation (*Note 2*)	**(122,288)**	(107,702)
	50,298	64,884
Resource properties, net *(Note 3)*	**40,841,853**	38,389,475
	$ 41,068,761	$ 40,317,630
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 237,561**	134,591
Asset retirement obligation *(Notes 2 and 4)*	**208,543**	218,461
Future income tax liability *(Note 6)*	**8,396,456**	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	**64,326,966**	62,302,446
Contributed surplus *(Note 5)*	**3,129,868**	2,317,768
Deficit	**(35,062,228)**	(32,883,687)
Common shares acquired, at cost *(Note 5)*	**(168,405)**	(168,405)
	32,226,201	31,568,122
	$ 41,068,761	$ 40,317,630

Ability to continue operations (Note 1)

Approved by the Board **"K. B. Sparks"** **Director** **"B. D. Lasker"** **Director**
K. B. Sparks B. D. Lasker

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Year ended December 31	
	2004	2003 (restated-Note 2)
Revenues		
Production of crude carbon dioxide, net of royalties	$ -	$ 87,662
Proceeds received on settlement of legal matters	100,000	-
Interest and other income	10,876	6,644
	110,876	94,306
Expenses		
Accounting and audit	30,752	27,300
Accretion of asset retirement obligation *(Notes 2 and 4)*	19,785	18,038
Consulting fees	616,537	400,474
Depreciation and depletion	14,586	88,111
Foreign currency translation (gain)	(56,486)	76,707
Insurance	41,045	35,122
Land management services	32,404	22,126
Legal	112,473	156,539
Office and equipment	175,458	184,539
Other	10,608	10,388
Promotion	58,951	49,958
Stock-based compensation *(Note 5)*	798,100	1,282,226
Transfer agent and stock exchange fees	54,566	52,337
Travel	19,063	78,813
Wages and salaries	361,575	382,600
	2,289,417	2,865,278
Loss for the year before income taxes	(2,178,541)	(2,770,972)
Income taxes-future income tax provision *(Note 6)*	-	(28,777)
Net loss for the year	(2,178,541)	(2,742,195)
Deficit, beginning of year	(32,883,687)	(30,141,492)
Deficit, end of year	$(35,062,228)	$(32,883,687)
Loss per share-basic and diluted	$ (0.05)	$ (0.07)

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31 2004	2003 (restated-Note2)
Cash (used in) provided by operating activities		
Net loss for the year	**$ (2,178,541)**	$ (2,742,195)
Items not affecting cash		
Accretion of asset retirement obligation	**19,785**	18,038
Stock-based compensation	**798,100**	1,282,226
Depreciation and depletion	**14,586**	88,111
Income taxes	**-**	(28,777)
	(1,346,070)	(1,382,597)
Asset retirement obligation settlement	**(113,635)**	-
Changes in non-cash working capital	**99,696**	(20,851)
Cash (used in) provided by operating activities	**(1,360,009)**	(1,403,448)
Cash provided by (used in) investing activities		
Property expenditures	**(2,368,446)**	(734,928)
Purchase of office furniture and equipment	**-**	(599)
Changes in non-cash working capital	**161,253**	-
Cash provided by (used in) investing activities	**(2,207,193)**	(735,527)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**2,038,520**	3,380,123
Cash provided by (used in) financing activities	**2,038,520**	3,380,123
Increase (decrease) in cash	**(1,528,682)**	1,241,148
Cash, beginning of year	**1,550,968**	309,820
Cash, end of year	**$ 22,286**	$ 1,550,968

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1 *Ability to continue operations*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $40,789,000 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the year ended December 31, 2004 was $2,178,541 and the cash used in operating activities was $1,360,009. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

In response to the measurement uncertainly surrounding the carrying value of the Company's resource properties, management performed a comprehensive impairment review as of December 31, 2004. As part of this review, independent professional reservoir engineers were engaged to evaluate the resource properties and to compute various estimated cash flow scenarios. As a result of this impairment review, the Company concluded that the carrying value of the resource properties is recoverable and that no impairment exists.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption, which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Specific estimates made by management include asset retirement obligations and the resource property impairment review. Actual results could differ from those estimated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs were depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field until the plant ceased operations in July 2003. It is uncertain when the plant will resume operations. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment (see Note 1).

Asset retirement obligation
Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs is included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation to the extent that a liability has been recorded. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $19,785 for the year ended December 31, 2004 (2003--$18,038). The effect of this change on the December 31, 2004 Consolidated Balance Sheet was an increase in Resource Properties, net of $214,193 (2003--$130,261) and an increase in the Deficit of $107,985 (2003--$88,200).

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 39,915,600 (2003-38,209,800).

3 *Resource properties, net*

	December 31	
	2004	2003
Balance, beginning of year	**$38,389,475**	$37,722,843
Add: Expenditures	**2,368,446**	734,928
Revision of asset retirement obligation estimate	**83,932**	-
Deduct: Depletion for the year	**-**	(68,296)
Balance, end of year	**$40,841,853**	$38,389,475

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprises primarily drilling costs and include approximately $5,490,000 of lease acquisition and rental costs (2003 - 4,827,000). Also included in resource property costs are asset retirement costs of $214,193 (2003--$130,261).

4 *Asset retirement obligation*

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	December 31	
	2004	2003
Balance, beginning of year	**$ 218,461**	$ 200,423
Add: Accretion expense	**19,785**	18,038
Revision of asset retirement obligation estimate	**83,932**	-
Deduct: Liabilities settled	**(113,635)**	-
Balance, end of year	**$ 208,543**	$ 218,461

The total undiscounted amount of estimated cash flows required to settle the obligations is $903,896 (2003--$504,808), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are expected to be settled over the next twenty years and will be funded from general Company resources at the time of retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

5 *Equity Instruments*

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	December 31, 2004		December 31, 2003	
	Number	**Amount**	**Number**	**Amount**
Common shares				
Balance, beginning of year	**39,444,901**	**$ 62,255,279**	37,546,569	$ 58,920,823
Issued				
Warrants--cash	**65,000**	**152,750**	70,000	156,000
--assigned value		**3,250**		1,500
Incentive stock options	**166,000**	**292,300**	470,000	597,500
Private Placements, net	**1,499,954**	**1,518,472**	608,332	1,287,580
Short Form Offering Document Offering ("SFODO")	-	-	750,000	1,482,750
SFODO expenses		-		(190,874)
Balance, end of year	**41,175,855**	**64,222,051**	39,444,901	62,255,279
Warrants				
Balance, beginning of year	**943,332**	**47,167**	55,000	2,750
Exercised	**(65,000)**	**(3,250)**	(30,000)	(1,500)
Expired (transferred to Contributed surplus)	**(280,000)**	**(14,000)**	(25,000)	(1,250)
Private Placements	**1,499,954**	**74,998**	598,322	29,917
SFODO	-	-	345,000	17,250
Balance, end of year	**2,098,286**	**104,915**	943,332	47,167
Total equity instruments		**$ 64,326,966**		$ 62,302,446

At December 31, 2004, common share purchase warrants to purchase 2,098,286 common shares at exercise prices ranging from $1.00 to $2.45 were outstanding. 1,617,332 of these warrants expire in 2005 and the balance expire in 2006. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at December 31, 2004:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of year	3,800,000	$2.31
Granted	1,895,000	1.30
Exercised	(166,000)	1.76
Expired	(1,514,000)	2.04
Balance, end of year	4,015,000	$1.96

Exercise Price ($)	**Outstanding Stock Options** Number of Options	Weighted Average Remaining Contractual Life (Months)
1.00	1,645,000	34
2.45	1,745,000	19
2.90	100,000	1
2.95	200,000	5
3.00	75,000	6
3.30	250,000	13
	4,015,000	23.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

The following table summarizes the information about currently exercisable stock options to purchase common shares at December 31, 2003:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of year	3,615,000	$2.33
Granted	1,745,000	2.45
Exercised	(470,000)	1.25
Expired	(1,090,000)	3.05
Balance, end of year	3,800,000	$2.31

As described in Note 2, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method effective January 1, 2004. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional $1,282,226 and to increase the deficit by the same amount.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.. The grant-date fair value of the options granted during the quarter ended March 31, 2004 was $1.24 per option with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the quarter ended December 31, 2004 was $0.30 per option with the following assumptions: risk free interest rate--3.25%, expected lives (years)--2.0, expected volatility--0.628.

6 Income taxes

At December 31, 2004, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $15.0 million (of which approximately $5.2 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $8.4 million expire over various years up to 2012; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

The provision for income taxes reflects an effective rate which differs for the expected income tax rate of 36.07% (2003--38.94%). The primary differences are as follows:

	December 31	
	2004	**2003**
Loss for the year before income taxes	**$ (2,178,541)**	$ (2,770,972)
Expected tax at combined federal, provincial and state rates	**$ (785,800)**	$ (1,079,016)
Stock-based compensation	**287,875**	499,299
Tax benefit of accounting losses not recognized	**517,432**	534,413
Other	**(19,507)**	16,527
Provision per financial statements	**$ -**	$ (28,777)

7 *Segmented information*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the year ended December 31, 2004, the Company had a net loss of $2,178,541. Approximately $590,649 of this net loss pertains to the U.S. operations.

	December 31, 2004		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	**$ 72,025**	**$ 100,561**	**$ 172,586**
Less: Accumulated depreciation	**(62,326)**	**(59,962)**	**(122,288)**
Resource properties	**-**	**41,003,414**	**41,003,414**
Less: Accumulated depletion	**-**	**(161,561)**	**(161,561)**
Corporate assets	**6,682**	**169,928**	**176,610**
Total assets	**$ 16,381**	**$ 41,052,380**	**$ 41,068,761**
Capital expenditures	**$ -**	**$ 2,368,446**	**$ 2,368,446**

For the year ended December 31, 2003, the Company had a net loss of $2,742,195. Approximately $607,578 of this net loss and all of the production revenues pertain to the U.S. operations.

	December 31, 2003		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(59,906)	(47,796)	(107,702)
Resource properties	-	38,551,036	38,551,036
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	1,301,147	562,124	1,863,271
Total assets	$ 1,313,266	$ 39,004,364	$ 40,317,630
Capital expenditures	$ 599	$ 734,928	$ 735,527

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

8 Financial instruments

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 Commitments

The Company has the following financial commitments for the rental of office space: 2005--$66,714, 2006--$67,890 and 2007--$40,340.

10 Comparative amounts

Certain amounts relating to 2003 have been restated to conform with the presentation adopted in 2004.

11 Subsequent events

Subsequent to the year-end, the Company announced a debenture placement of $500,000. The debenture bears interest at 12% per annum and matures on June 30, 2005. A bonus of 125,000 shares of the Company were issued to the lender. The Company also announced that it had completed a private placement of 1,430,266 units at a price of $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the Company and one quarter of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

The Company also announced that it had arranged, subject to regulatory approval, a 760,870 unit private placement at $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprises one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

The Company also announced the grant of 700,000 incentive stock options entitling the purchase, for period of five years, of up to 700,000 shares of the Company at prices ranging from $1.00 to $1.05 per share.

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED DECEMBER 31, 2004

April, 2005

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $40,789,000 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 242,000 acres.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405 during the following twelve-month period. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the year ended December 31, 2004 and 2003 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of financings for gross proceeds of approximately $33.9 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of nineteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase Ridgeway's helium once in production.

In late 2002, the Company signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's CO_2 holdings. This Memorandum of Understanding lapsed in November 2004.

The Company is presently embarking on a number of initiatives with the overall objective of developing a sustainable cash flow that will initially be sufficient to cover lease rentals and corporate overhead.

The Company's key strategic goal for 2005/2006 is for the Company to become cash flow positive. With this in mind, the Board, in principle, has approved the design, construction and implementation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures while, at the same time, providing sufficient cash flow to cover expenses and corporate overhead.

A key long term goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of discussing their current and long-term needs. Recent meetings with several parties have been encouraging reflecting the positive outlook for oil prices.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in the Permian Basin of West Texas and in California.

In April 2004, the Company announced that the drilling related to its development /appraisal project was scheduled to commence. The development/appraisal project was to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field.

In May 2004, the Company announced the completion of drilling of the 11-18 helium/CO_2 well in Apache County, Arizona.

In June 2004, the Company announced the initial test results of the lowermost zone in the 11-18 well. A gas compositional analysis of two samples acquired from the well reported the deepest known productive zone in the field, the Granite Wash, has a helium content of approximately 0.575 percent. These results are significantly higher than the helium composition in either of the previous two wells tested in this zone. The 10-22 well, located some eight miles to the south, tested a helium content ranging from 0.1 to 0.15 percent while the 9-21 well, located approximately 14 miles to the southeast, tested 0.138% in the same zone.

Subsequently, the Company tested one of the newly discovered and recently announced two zones above the Granite Wash, now called the Middle and Upper Granite Wash, respectively. A gas composition analysis of two samples reported that the newly discovered zone, the Middle Granite Wash, had a helium content of approximately 0.51 percent.

The upper two zones, the Amos Wash and the Fort Apache, have shown a helium content averaging 0.6 percent in earlier testing.

In a preliminary Granite Wash reservoir geological evaluation by George L. Scott III, a consulting geologist based in Roswell, New Mexico, it is estimated that the additional helium in place could exceed 50 billion cubic feet. This is as a result of the well's confirmation of better reservoir quality moving northwest in the field, with higher porosity and net thickness than suggested by earlier mapped trends, which incorrectly projected a thinning of net reservoir porosity. The 11-18 well data suggests that additional Granite Wash formation Helium/CO_2 gas

accumulations are stratigraphically feasible over an additional 10,000 acres within the northwestern half of the Company's St. Johns field.

An independent engineering report, prepared by William M. Cobb and Associates, Inc. in 1999, contained an estimate of 64 billion cubic feet of helium in place for the Amos Wash and the Fort Apache only. The Company notes however that these gas volume estimates are not for proven reserves and it is uncertain what portion of the gas in place can be economically recovered.

Technical difficulties and a shortage of readily available oilfield equipment have hampered the further testing of this well, particularly in the lowermost zone. While the problems are not insurmountable, it was determined that it would take a great deal of time and effort to resolve the issues. Notwithstanding the problems, the initial results were positive and the confirmation of flow potential would need to be resolved at a later time. This was the first of three planned wells, however due to the tight rig service sector at the time and some extensive drilling and completion complications the 11-18 well cost significantly more than had been anticipated. Of initial concern was the fact that we had water production from the Raven zone, a thin, highly porous, interval between the two main gas productive intervals. The production of water at this interval rendered the initial drilling design less than ideal and created complications with the planned completion procedures at this location. This new data, combined with the cost overruns that occurred, required the Company to revisit the drilling and completions procedure used on this well and in order to preserve our available capital resources we decided not to proceed with the drilling of further wells at that time. While we were disappointed with the water production from the Raven interval and the potential loss of some reserves we are pleased with the geological outcome of the well. The increase in reservoir thickness and helium content within the lower Granite Wash at this location has the potential to offset any losses mentioned previously and potentially add to the overall size of the St. Johns resource.

Previously, the Company had anticipated that Reliant Processing would achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months from their liquids plant. However, as the plant has been shut down since July 2003 while Reliant determined how to modify their processing facilities to deal with a non-CO_2 element, it is now uncertain as to when volumes of this magnitude will be achieved.

In February 2005, the Board of Directors of the Company announced the appointment of Barry D. Lasker as President and CEO effective immediately. Mr. Lasker is located in Houston, Texas where a new office has been established. Mr. Lasker replaced Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and remains as Director and Chairman of the Board. Mr. Lasker is also serving as a Director of the Board.

The initial task of Mr. Lasker was the development of a business plan that will deliver both short term and long term growth. The Board of Directors approved the plan in mid-April. It is anticipated that the Company will embark upon a number of initiatives including the continuation of the drilling program that will collect the critical production, composition and volume data and possibly provide the basis for a small-scale gaseous helium plant. The objective is to develop a sustainable cash flow that will initially cover lease rentals and corporate overhead.

On a Corporate level, a review of the internal processes, needs and manpower requirements is underway to enable the Company to become more cost efficient. Any recommendations regarding potential changes will be included in the business plan.

On a shareholder relations level, several initiatives are being considered that will hopefully get the Company and its asset out to the mainstream investors throughout North America. It is the intention to start several road shows to potential investor groups and present the Company at several upcoming investor seminars and small capital company conferences.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, in September 2003, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) to render financial, valuation and other investment firm services to the Company. Since that time, the Company has been working very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates have been identified and a number of meetings have been held in this regard. This ongoing process is extremely time consuming recognizing both the complexity and size of our Project.

Liquidity and Capital Resources

At December 31, 2004, the Company had a working capital deficiency of $60,951.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's main financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $10.9 million.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $5.4 million in 2003 and 2004 through a combination of the exercise of a number of employee stock options and common share purchase warrants, private placements and a Short Form Offering.

In the first quarter of 2005, the Company completed a debenture placement of $500,000. The debenture will bear interest at 12% per annum and is for a term of four months. In addition, 125,000 shares of the Company were issued to the lender that are subject to a four-month hold period. Subsequently, the Company announced that the holders of the previously announced debenture and the Company had agreed to amend the debenture. The holders agreed to convert the debenture from a debt issue into common shares of Ridgeway at a value equal to $0.80 per share. This amendment and the respective terms are subject to regulatory approval. Subsequently, the Company decided not to proceed with this amendment.

Also in the first quarter of 2005, the Company announced that it had arranged, subject to regulatory approval, a 1,430,266 unit private placement at $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprises one share of the company and one quarter non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

In late April 2005, the Company also announced that it had arranged, subject to regulatory approval, a 760,870 unit private placement at $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprises one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

Changes in Accounting Policies including Initial Adoption

The Company retroactively adopted two new accounting standards on the date of required adoption, January 1, 2004.

The Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation to the extent that a liability has been recorded. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $19,785 for the year ended December 31, 2004 (2003--$18,038). The effect of this change on the December 31, 2004 Consolidated Balance Sheet is an increase in Resource Properties, net of $214,193 (2003--$130,261) and an increase in the Deficit of $107,985 (2003--88,200).

The Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option-pricing model. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional 1,282,226 and to increase the deficit by the same amount. The effect of the new

standard on the results of operations for the year ended December 31, 2004 was to increase the loss and contributed surplus by a further $798,100.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The grant-date fair value of the options granted during the quarter ended March 31, 2004 was $1.24 per option with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the quarter ended December 31, 2004 was $0.30 per option with the following assumptions: risk free interest rate--3.25%, expected lives (years)--2.0, expected volatility--0.628.

Results of Operations
Year Ended December 31, 2004 and 2003

The Company incurred a net loss of $2,178,541 for the year ended December 31, 2004 compared to a net loss of $2,742,195 during the same period in 2003.

Excluding the stock-based compensation expense of $798,100 in 2004 and $1,282,226 in 2003, the respective losses are comparable. The stock-based compensation expense reflects the grant of stock options in each period. See "Changes in Accounting Policies including Initial Adoption" described above.

While the loss for each period is essentially the same, there are a number of other factors which essentially are offsetting.

On the positive side, there are reductions in the expenses of legal, travel and wages and salaries as well as proceeds received in the settlement of a lawsuit. In 2003, legal included fees related to contractual negotiations as well as private placements. Also in 2003, travel reflected the costs of the Company's effort to raise the profile of the Company, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. The decrease in wages and salaries resulted from a reduction in staffing levels partially offset by an assessment for employee benefits and other deductions related to a prior period in the U.S. operations.

Adversely impacting the current period is the shut down of the liquids plant described above partially offset by a reduction in the related depletion expense. The increase in other professional expense reflects, in part, the retention of Petrie Parkman & Co., an investment-banking firm also described above as well as the costs of engineering design work related to the project.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. After strengthening for several prior quarters, the Canadian dollar weakened in the first two quarters of 2004 and then rebounded in the third quarter.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is further developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $2,368,446 in 2004 compared to $734,928 in the prior year, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the increase in expenditures in 2004.

Results of Operations
Year Ended December 31, 2003 and 2002

The Company incurred a net loss of $2,742,195 for the year ended December 31, 2003 compared to a net loss of $2,801,088 during the same period in 2002.

Excluding the stock-based compensation expense of $1,282,226 in 2003 and $1,034,292 in 2002, the loss in 2003 is less than the loss incurred in 2002. The stock-based compensation expense reflects the grant of stock options in each period. See "Changes in Accounting Policies including Initial Adoption" described above.

The primary reason for the decrease in the loss in 2003 relates to income tax expense. In 2002, this expense reflected an increase in income tax rates on the temporary differences between the accounting and tax basis of the Company's resource properties.

There are a number of other factors affecting each year which essentially are offsetting.

The results for the year include the revenues from the production and sale of crude CO_2 to the Reliant Processing liquids plant until its shutdown in July 2003. In the prior year, the liquids plant commenced operations in early July of 2002. While the plant was operational for approximately six months each year, volumes taken by the plant were lower in 2003 compared to 2002 as a result of reduced volume takes by Reliant. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude CO_2 to the liquids plant.

The increase in office and equipment reflects higher rental costs as a result of a renewed office lease and higher costs associated with mailings and preparation of reports to shareholders.

In 2002, land management services, legal and other professional included costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

In 2003, legal includes fees related to contractual negotiations, private placement and other funding activity as well as other corporate matters. Other professional reflects, in part, the retention of Petrie Parkman & Co., an investment-banking firm described above.

In 2003, the increase in travel reflects the Company's efforts to raise the profile of Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. In addition, there were a number of corporate meetings as the Company continued its process of developing strategic alternatives.

In 2003, the decrease in wages and salaries resulted from a reduction in staffing levels.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have

been funded in Canadian dollars. For the first time in several years, the Canadian dollar has strengthened rather than weakened on a period over period basis.

Resource property expenditures were $734,928 in 2003 compared to $755,810 in the prior year, all of which were attributable to the St. Johns Helium/CO_2 Project.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter primarily reflect the retroactive adoption of accounting policies described above, particularly "stock-based compensation".

	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth	2003 Third	2003 Second	2003 First
Revenues	$8,969	$599	$100,351	$957	$893	$1,917	$45,642	$45,854
Loss before discontinued items	$818,362	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014	$352,040
Loss per common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01
Loss per fully diluted common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01
Net loss	$818,362	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014	$352,040
Net loss per common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01
Net loss per fully diluted common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01

Additional information related to Ridgeway is on SEDAR at www.sedar.com.

Outstanding Share Data
The following outstanding share data is as of April 25, 2005.

Share Capital

Authorized capital

Preference Shares	25,000,000
Common Shares	100,000,000

Issued and outstanding

Preference Shares	1,000
Common Shares	42,741,121

Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
105,500	$2.25	May 16, 2005
89,500	$2.25	June 17, 2005
403,332	$2.45	September 5, 2005
480,954	$2.00	July 24, 2006
1,019,000	$1.00	November 7, 2005
357,566	$1.00	April 14, 2006

Options Outstanding

Number of Options	Exercise Price	Expiry Date
100,000	$2.95	May 23, 2005
1,745,000	$2.45	August 11, 2006
1,645,000	$1.00	November 2, 2007
300,000	$1.00	February 21, 2010
400,000	$1.05	April 21, 2010

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Form 52-109FT2-Certification of Annual Filings during Transition Period


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
202
WASH, D.C.
SECTION

I, B. D. Lasker of Ridgeway Petroleum Corp., in my position of President, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.

Date: April 26, 2005

Signature: "Barry D. Lasker"

Title: President

Form 52-109FT2-Certification of Annual Filings during Transition Period

I, J. B. Petrie of Ridgeway Petroleum Corp., in my position of Chief Financial Officer, certify that:

1. **I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the period ending December 31, 2004;**

2. **Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and**

3. **Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.**

Date: April 26, 2005

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer

Ridgeway Petroleum Corp.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

REPORT OF MANAGEMENT

The accompanying Consolidated Financial Statements of Ridgeway Petroleum Corp. are the responsibility of Management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in this report and ensured that it is consistent with information in the Consolidated Financial Statements.

Ridgeway Petroleum Corp. maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of a majority of Directors who are independent of the Company. The Audit Committee meets regularly with management, and periodically with the external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

PricewaterhouseCoopers LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

Signed

"Barry D. Lasker"
President and Chief Executive Officer

"J. Bruce Petrie"
Chief Financial Officer

April 22, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1115thAvenueSW,Suite3100 Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 5097500 Facsimile +1 (403) 781 1825

April 22, 2005

Auditors'Report

To the Shareholders of
Ridgeway Petroleum Corp.

We have audited the consolidated balance sheets of Ridgeway Petroleum Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company' s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated fmancial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary , Alberta

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	December 31 2004	2003 (restated-Note 2)
Assets		
Current assets		
Cash	$ 22,286	$ 1,550,968
Accounts receivable	3,032	7,617
Prepaid expenses and deposits	151,292	304,686
	176,610	1,863,271
Office furniture and equipment and automotive, at cost	172,586	172,586
Less: Accumulated depreciation (*Note 2)*	(122,288)	(107,702)
	50,298	64,884
Resource properties, net *(Note 3)*	40,841,853	38,389,475
	$ 41,068,761	$ 40,317,630
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 237,561	134,591
Asset retirement obligation *(Notes 2 and 4)*	208,543	218,461
Future income tax liability *(Note 6)*	8,396,456	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	64,326,966	62,302,446
Contributed surplus *(Note 5)*	3,129,868	2,317,768
Deficit	(35,062,228)	(32,883,687)
Common shares acquired, at cost *(Note 5)*	(168,405)	(168,405)
	32,226,201	31,568,122
	$ 41,068,761	$ 40,317,630

Ability to continue operations (Note 1)

Approved by the Board "K. B. Sparks" **Director** "B. D. Lasker" **Director**

K. B. Sparks B. D. Lasker

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Year ended December 31 2004	2003 (restated-Note 2)
Revenues		
Production of crude carbon dioxide, net of royalties	$ -	$ 87,662
Proceeds received on settlement of legal matters	100,000	-
Interest and other income	10,876	6,644
	110,876	94,306
Expenses		
Accounting and audit	30,752	27,300
Accretion of asset retirement obligation *(Notes 2 and 4)*	19,785	18,038
Consulting fees	616,537	400,474
Depreciation and depletion	14,586	88,111
Foreign currency translation (gain)	(56,486)	76,707
Insurance	41,045	35,122
Land management services	32,404	22,126
Legal	112,473	156,539
Office and equipment	175,458	184,539
Other	10,608	10,388
Promotion	58,951	49,958
Stock-based compensation *(Note 5)*	798,100	1,282,226
Transfer agent and stock exchange fees	54,566	52,337
Travel	19,063	78,813
Wages and salaries	361,575	382,600
	2,289,417	2,865,278
Loss for the year before income taxes	(2,178,541)	(2,770,972)
Income taxes-future income tax provision *(Note 6)*	-	(28,777)
Net loss for the year	(2,178,541)	(2,742,195)
Deficit, beginning of year	(32,883,687)	(30,141,492)
Deficit, end of year	$(35,062,228)	$(32,883,687)
Loss per share-basic and diluted	$ (0.05)	$ (0.07)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31 2004	2003 (restated-Note2)
Cash (used in) provided by operating activities		
Net loss for the year	**$ (2,178,541)**	$ (2,742,195)
Items not affecting cash		
Accretion of asset retirement obligation	**19,785**	18,038
Stock-based compensation	**798,100**	1,282,226
Depreciation and depletion	**14,586**	88,111
Income taxes	**-**	(28,777)
	(1,346,070)	(1,382,597)
Asset retirement obligation settlement	**(113,635)**	-
Changes in non-cash working capital	**99,696**	(20,851)
Cash (used in) provided by operating activities	**(1,360,009)**	(1,403,448)
Cash provided by (used in) investing activities		
Property expenditures	**(2,368,446)**	(734,928)
Purchase of office furniture and equipment	**-**	(599)
Changes in non-cash working capital	**161,253**	-
Cash provided by (used in) investing activities	**(2,207,193)**	(735,527)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**2,038,520**	3,380,123
Cash provided by (used in) financing activities	**2,038,520**	3,380,123
Increase (decrease) in cash	**(1,528,682)**	1,241,148
Cash, beginning of year	**1,550,968**	309,820
Cash, end of year	**$ 22,286**	$ 1,550,968

1 Ability to continue operations

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $40,789,000 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the year ended December 31, 2004 was $2,178,541 and the cash used in operating activities was $1,360,009. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

In response to the measurement uncertainly surrounding the carrying value of the Company's resource properties, management performed a comprehensive impairment review as of December 31, 2004. As part of this review, independent professional reservoir engineers were engaged to evaluate the resource properties and to compute various estimated cash flow scenarios. As a result of this impairment review, the Company concluded that the carrying value of the resource properties is recoverable and that no impairment exists.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption, which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 Summary of significant accounting policies

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Specific estimates made by management include asset retirement obligations and the resource property impairment review. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs were depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field until the plant ceased operations in July 2003. It is uncertain when the plant will resume operations. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment (see Note 1).

Asset retirement obligation
Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs is included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation to the extent that a liability has been recorded. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $19,785 for the year ended December 31, 2004 (2003--$18,038). The effect of this change on the December 31, 2004 Consolidated Balance Sheet was an increase in Resource Properties, net of $214,193 (2003--$130,261) and an increase in the Deficit of $107,985 (2003--$88,200).

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. Effective January 1, 2004, the Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 39,915,600 (2003-38,209,800).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

3 Resource properties, net

	December 31 2004	December 31 2003
Balance, beginning of year	$38,389,475	$37,722,843
Add: Expenditures	2,368,446	734,928
Revision of asset retirement obligation estimate	83,932	-
Deduct: Depletion for the year	-	(68,296)
Balance, end of year	$40,841,853	$38,389,475

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprises primarily drilling costs and include approximately $5,490,000 of lease acquisition and rental costs (2003 - 4,827,000). Also included in resource property costs are asset retirement costs of $214,193 (2003--$130,261).

4 Asset retirement obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	December 31 2004	December 31 2003
Balance, beginning of year	$ 218,461	$ 200,423
Add: Accretion expense	19,785	18,038
Revision of asset retirement obligation estimate	83,932	-
Deduct: Liabilities settled	(113,635)	-
Balance, end of year	$ 208,543	$ 218,461

The total undiscounted amount of estimated cash flows required to settle the obligations is $903,896 (2003--$504,808), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are expected to be settled over the next twenty years and will be funded from general Company resources at the time of retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

5 *Equity instruments*

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	December 31, 2004		December 31, 2003	
	Number	**Amount**	**Number**	**Amount**
Common shares				
Balance, beginning of year	**39,444,901**	**$ 62,255,279**	37,546,569	$ 58,920,823
Issued				
Warrants--cash	**65,000**	**152,750**	70,000	156,000
--assigned value		**3,250**		1,500
Incentive stock options	**166,000**	**292,300**	470,000	597,500
Private Placements, net	**1,499,954**	**1,518,472**	608,332	1,287,580
Short Form Offering Document Offering ("SFODO")	-	-	750,000	1,482,750
SFODO expenses		-		(190,874)
Balance, end of year	**41,175,855**	**64,222,051**	39,444,901	62,255,279
Warrants				
Balance, beginning of year	**943,332**	**47,167**	55,000	2,750
Exercised	**(65,000)**	**(3,250)**	(30,000)	(1,500)
Expired (transferred to Contributed surplus)	**(280,000)**	**(14,000)**	(25,000)	(1,250)
Private Placements	**1,499,954**	**74,998**	598,322	29,917
SFODO	-	-	345,000	17,250
Balance, end of year	**2,098,286**	**104,915**	943,332	47,167
Total equity instruments		**$ 64,326,966**		$ 62,302,446

At December 31, 2004, common share purchase warrants to purchase 2,098,286 common shares at exercise prices ranging from $1.00 to $2.45 were outstanding. 1,617,332 of these warrants expire in 2005 and the balance expire in 2006. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at December 31, 2004:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of year	3,800,000	$2.31
Granted	1,895,000	1.30
Exercised	(166,000)	1.76
Expired	(1,514,000)	2.04
Balance, end of year	4,015,000	$1.96

Exercise Price ($)	Outstanding Stock Options	
	Number of Options	Weighted Average Remaining Contractual Life (Months)
1.00	1,645,000	34
2.45	1,745,000	19
2.90	100,000	1
2.95	200,000	5
3.00	75,000	6
3.30	250,000	13
	4,015,000	23.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

The following table summarizes the information about currently exercisable stock options to purchase common shares at December 31, 2003:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of year	3,615,000	$2.33
Granted	1,745,000	2.45
Exercised	(470,000)	1.25
Expired	(1,090,000)	3.05
Balance, end of year	3,800,000	$2.31

As described in Note 2, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method effective January 1, 2004. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional $1,282,226 and to increase the deficit by the same amount.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.. The grant-date fair value of the options granted during the quarter ended March 31, 2004 was $1.24 per option with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the quarter ended December 31, 2004 was $0.30 per option with the following assumptions: risk free interest rate--3.25%, expected lives (years)--2.0, expected volatility--0.628.

6 Income taxes

At December 31, 2004, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $15.0 million (of which approximately $5.2 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $8.4 million expire over various years up to 2012; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

The provision for income taxes reflects an effective rate which differs for the expected income tax rate of 36.07% (2003--38.94%). The primary differences are as follows:

	December 31 2004	December 31 2003
Loss for the year before income taxes	**$ (2,178,541)**	$ (2,770,972)
Expected tax at combined federal, provincial and state rates	**$ (785,800)**	$ (1,079,016)
Stock-based compensation	**287,875**	499,299
Tax benefit of accounting losses not recognized	**517,432**	534,413
Other	**(19,507)**	16,527
Provision per financial statements	**$ -**	$ (28,777)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

7 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the year ended December 31, 2004, the Company had a net loss of $2,178,541. Approximately $590,649 of this net loss pertains to the U.S. operations.

	December 31, 2004		
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(62,326)	(59,962)	(122,288)
Resource properties	-	41,003,414	41,003,414
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	6,682	169,928	176,610
Total assets	$ 16,381	$ 41,052,380	$ 41,068,761
Capital expenditures	$ -	$ 2,368,446	$ 2,368,446

For the year ended December 31, 2003, the Company had a net loss of $2,742,195. Approximately $607,578 of this net loss and all of the production revenues pertain to the U.S. operations.

	December 31, 2003		
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(59,906)	(47,796)	(107,702)
Resource properties	-	38,551,036	38,551,036
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	1,301,147	562,124	1,863,271
Total assets	$ 1,313,266	$ 39,004,364	$ 40,317,630
Capital expenditures	$ 599	$ 734,928	$ 735,527

8 Financial instruments

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 Commitments

The Company has the following financial commitments for the rental of office space: 2005--$66,714, 2006--$67,890 and 2007--$40,340.

10 Comparative amounts

Certain amounts relating to 2003 have been restated to conform with the presentation adopted in 2004.

11 Subsequent events

Subsequent to the year-end, the Company announced a debenture placement of $500,000. The debenture bears interest at 12% per annum and matures on June 30, 2005. A bonus of 125,000 shares of the Company were issued to the lender. The Company also announced that it had completed a private placement of 1,430,266 units at a price of $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the Company and one quarter of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

The Company also announced that it had arranged, subject to regulatory approval, a 760,870 unit private placement at $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprises one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

The Company also announced the grant of 700,000 incentive stock options entitling the purchase, for period of five years, of up to 700,000 shares of the Company at prices ranging from $1.00 to $1.05 per share.

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED DECEMBER 31, 2004

April, 2005

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $40,789,000 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 242,000 acres.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405 during the following twelve-month period. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the year ended December 31, 2004 and 2003 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of financings for gross proceeds of approximately $33.9 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of nineteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase Ridgeway's helium once in production.

In late 2002, the Company signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's CO_2 holdings. This Memorandum of Understanding lapsed in November 2004.

The Company is presently embarking on a number of initiatives with the overall objective of developing a sustainable cash flow that will initially be sufficient to cover lease rentals and corporate overhead.

The Company's key strategic goal for 2005/2006 is for the Company to become cash flow positive. With this in mind, the Board, in principle, has approved the design, construction and implementation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures while, at the same time, providing sufficient cash flow to cover expenses and corporate overhead.

A key long term goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of discussing their current and long-term needs. Recent meetings with several parties have been encouraging reflecting the positive outlook for oil prices.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in the Permian Basin of West Texas and in California.

In April 2004, the Company announced that the drilling related to its development /appraisal project was scheduled to commence. The development/appraisal project was to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field.

In May 2004, the Company announced the completion of drilling of the 11-18 helium/CO_2 well in Apache County, Arizona.

In June 2004, the Company announced the initial test results of the lowermost zone in the 11-18 well. A gas compositional analysis of two samples acquired from the well reported the deepest known productive zone in the field, the Granite Wash, has a helium content of approximately 0.575 percent. These results are significantly higher than the helium composition in either of the previous two wells tested in this zone. The 10-22 well, located some eight miles to the south, tested a helium content ranging from 0.1 to 0.15 percent while the 9-21 well, located approximately 14 miles to the southeast, tested 0.138% in the same zone.

Subsequently, the Company tested one of the newly discovered and recently announced two zones above the Granite Wash, now called the Middle and Upper Granite Wash, respectively. A gas composition analysis of two samples reported that the newly discovered zone, the Middle Granite Wash, had a helium content of approximately 0.51 percent.

The upper two zones, the Amos Wash and the Fort Apache, have shown a helium content averaging 0.6 percent in earlier testing.

In a preliminary Granite Wash reservoir geological evaluation by George L. Scott III, a consulting geologist based in Roswell, New Mexico, it is estimated that the additional helium in place could exceed 50 billion cubic feet. This is as a result of the well's confirmation of better reservoir quality moving northwest in the field, with higher porosity and net thickness than suggested by earlier mapped trends, which incorrectly projected a thinning of net reservoir porosity. The 11-18 well data suggests that additional Granite Wash formation Helium/CO_2 gas

accumulations are stratigraphically feasible over an additional 10,000 acres within the northwestern half of the Company's St. Johns field.

An independent engineering report, prepared by William M. Cobb and Associates, Inc. in 1999, contained an estimate of 64 billion cubic feet of helium in place for the Amos Wash and the Fort Apache only. The Company notes however that these gas volume estimates are not for proven reserves and it is uncertain what portion of the gas in place can be economically recovered.

Technical difficulties and a shortage of readily available oilfield equipment have hampered the further testing of this well, particularly in the lowermost zone. While the problems are not insurmountable, it was determined that it would take a great deal of time and effort to resolve the issues. Notwithstanding the problems, the initial results were positive and the confirmation of flow potential would need to be resolved at a later time. This was the first of three planned wells, however due to the tight rig service sector at the time and some extensive drilling and completion complications the 11-18 well cost significantly more than had been anticipated. Of initial concern was the fact that we had water production from the Raven zone, a thin, highly porous, interval between the two main gas productive intervals. The production of water at this interval rendered the initial drilling design less than ideal and created complications with the planned completion procedures at this location. This new data, combined with the cost overruns that occurred, required the Company to revisit the drilling and completions procedure used on this well and in order to preserve our available capital resources we decided not to proceed with the drilling of further wells at that time. While we were disappointed with the water production from the Raven interval and the potential loss of some reserves we are pleased with the geological outcome of the well. The increase in reservoir thickness and helium content within the lower Granite Wash at this location has the potential to offset any losses mentioned previously and potentially add to the overall size of the St. Johns resource.

Previously, the Company had anticipated that Reliant Processing would achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months from their liquids plant. However, as the plant has been shut down since July 2003 while Reliant determined how to modify their processing facilities to deal with a non-CO_2 element, it is now uncertain as to when volumes of this magnitude will be achieved.

In February 2005, the Board of Directors of the Company announced the appointment of Barry D. Lasker as President and CEO effective immediately. Mr. Lasker is located in Houston, Texas where a new office has been established. Mr. Lasker replaced Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and remains as Director and Chairman of the Board. Mr. Lasker is also serving as a Director of the Board.

The initial task of Mr. Lasker was the development of a business plan that will deliver both short term and long term growth. The Board of Directors approved the plan in mid-April. It is anticipated that the Company will embark upon a number of initiatives including the continuation of the drilling program that will collect the critical production, composition and volume data and possibly provide the basis for a small-scale gaseous helium plant. The objective is to develop a sustainable cash flow that will initially cover lease rentals and corporate overhead.

On a Corporate level, a review of the internal processes, needs and manpower requirements is underway to enable the Company to become more cost efficient. Any recommendations regarding potential changes will be included in the business plan.

On a shareholder relations level, several initiatives are being considered that will hopefully get the Company and its asset out to the mainstream investors throughout North America. It is the intention to start several road shows to potential investor groups and present the Company at several upcoming investor seminars and small capital company conferences.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, in September 2003, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) to render financial, valuation and other investment firm services to the Company. Since that time, the Company has been working very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates have been identified and a number of meetings have been held in this regard. This ongoing process is extremely time consuming recognizing both the complexity and size of our Project.

Liquidity and Capital Resources

At December 31, 2004, the Company had a working capital deficiency of $60,951.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's main financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $10.9 million.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $5.4 million in 2003 and 2004 through a combination of the exercise of a number of employee stock options and common share purchase warrants, private placements and a Short Form Offering.

In the first quarter of 2005, the Company completed a debenture placement of $500,000. The debenture will bear interest at 12% per annum and is for a term of four months. In addition, 125,000 shares of the Company were issued to the lender that are subject to a four-month hold period. Subsequently, the Company announced that the holders of the previously announced debenture and the Company had agreed to amend the debenture. The holders agreed to convert the debenture from a debt issue into common shares of Ridgeway at a value equal to $0.80 per share. This amendment and the respective terms are subject to regulatory approval. Subsequently, the Company decided not to proceed with this amendment.

Also in the first quarter of 2005, the Company announced that it had arranged, subject to regulatory approval, a 1,430,266 unit private placement at $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprises one share of the company and one quarter non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

In late April 2005, the Company also announced that it had arranged, subject to regulatory approval, a 760,870 unit private placement at $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprises one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

Changes in Accounting Policies including Initial Adoption

The Company retroactively adopted two new accounting standards on the date of required adoption, January 1, 2004.

The Company retroactively adopted the new accounting standard relating to asset retirement obligations. This new standard requires liability recognition for retirement obligations associated tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation to the extent that a liability has been recorded. Upon adoption, all prior periods have been restated for this change in accounting policy. The change results in an increase in the net loss of $19,785 for the year ended December 31, 2004 (2003--$18,038). The effect of this change on the December 31, 2004 Consolidated Balance Sheet is an increase in Resource Properties, net of $214,193 (2003--$130,261) and an increase in the Deficit of $107,985 (2003--88,200).

The Company retroactively adopted the new accounting standard relating to stock-based compensation. Under the new standard, the Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option-pricing model. The Company previously accounted for its stock-based compensation plans using the intrinsic-value method whereby no costs were recognized in the consolidated financial statements. Upon adoption of this new standard, all prior periods have been restated for this change in accounting policy. The effect of the new standard on the December 31, 2002 balance sheet for stock options granted during 2002 was to increase contributed surplus by $1,034,292 and to increase the deficit by the same amount. The effect of the new standard on the December 31, 2003 balance sheet for stock options granted during 2003 was to increase contributed surplus by an additional 1,282,226 and to increase the deficit by the same amount. The effect of the new

standard on the results of operations for the year ended December 31, 2004 was to increase the loss and contributed surplus by a further $798,100.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The grant-date fair value of the options granted during the quarter ended March 31, 2004 was $1.24 per option with the following assumptions: risk free interest rate--2.5%, expected lives (years)--2.0, expected volatility--0.715. The grant-date fair value of the options granted during the quarter ended December 31, 2004 was $0.30 per option with the following assumptions: risk free interest rate--3.25%, expected lives (years)--2.0, expected volatility--0.628.

Results of Operations
Year Ended December 31, 2004 and 2003

The Company incurred a net loss of $2,178,541 for the year ended December 31, 2004 compared to a net loss of $2,742,195 during the same period in 2003.

Excluding the stock-based compensation expense of $798,100 in 2004 and $1,282,226 in 2003, the respective losses are comparable. The stock-based compensation expense reflects the grant of stock options in each period. See "Changes in Accounting Policies including Initial Adoption" described above.

While the loss for each period is essentially the same, there are a number of other factors which essentially are offsetting.

On the positive side, there are reductions in the expenses of legal, travel and wages and salaries as well as proceeds received in the settlement of a lawsuit. In 2003, legal included fees related to contractual negotiations as well as private placements. Also in 2003, travel reflected the costs of the Company's effort to raise the profile of the Company, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. The decrease in wages and salaries resulted from a reduction in staffing levels partially offset by an assessment for employee benefits and other deductions related to a prior period in the U.S. operations.

Adversely impacting the current period is the shut down of the liquids plant described above partially offset by a reduction in the related depletion expense. The increase in other professional expense reflects, in part, the retention of Petrie Parkman & Co., an investment-banking firm also described above as well as the costs of engineering design work related to the project.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. After strengthening for several prior quarters, the Canadian dollar weakened in the first two quarters of 2004 and then rebounded in the third quarter.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is further developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $2,368,446 in 2004 compared to $734,928 in the prior year, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the increase in expenditures in 2004.

Results of Operations
Year Ended December 31, 2003 and 2002

The Company incurred a net loss of $2,742,195 for the year ended December 31, 2003 compared to a net loss of $2,801,088 during the same period in 2002.

Excluding the stock-based compensation expense of $1,282,226 in 2003 and $1,034,292 in 2002, the loss in 2003 is less than the loss incurred in 2002. The stock-based compensation expense reflects the grant of stock options in each period. See "Changes in Accounting Policies including Initial Adoption" described above.

The primary reason for the decrease in the loss in 2003 relates to income tax expense. In 2002, this expense reflected an increase in income tax rates on the temporary differences between the accounting and tax basis of the Company's resource properties.

There are a number of other factors affecting each year which essentially are offsetting.

The results for the year include the revenues from the production and sale of crude CO_2 to the Reliant Processing liquids plant until its shutdown in July 2003. In the prior year, the liquids plant commenced operations in early July of 2002. While the plant was operational for approximately six months each year, volumes taken by the plant were lower in 2003 compared to 2002 as a result of reduced volume takes by Reliant. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude CO_2 to the liquids plant.

The increase in office and equipment reflects higher rental costs as a result of a renewed office lease and higher costs associated with mailings and preparation of reports to shareholders.

In 2002, land management services, legal and other professional included costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

In 2003, legal includes fees related to contractual negotiations, private placement and other funding activity as well as other corporate matters. Other professional reflects, in part, the retention of Petrie Parkman & Co., an investment-banking firm described above.

In 2003, the increase in travel reflects the Company's efforts to raise the profile of Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. In addition, there were a number of corporate meetings as the Company continued its process of developing strategic alternatives.

In 2003, the decrease in wages and salaries resulted from a reduction in staffing levels.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have

been funded in Canadian dollars. For the first time in several years, the Canadian dollar has strengthened rather than weakened on a period over period basis.

Resource property expenditures were $734,928 in 2003 compared to $755,810 in the prior year, all of which were attributable to the St. Johns Helium/CO_2 Project.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter primarily reflect the retroactive adoption of accounting policies described above, particularly "stock-based compensation".

	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth	2003 Third	2003 Second	2003 First
Revenues	$8,969	$599	$100,351	$957	$893	$1,917	$45,642	$45,854
Loss before discontinued items	$818,362	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014	$352,040
Loss per common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01
Loss per fully diluted common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01
Net loss	$818,362	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014	$352,040
Net loss per common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01
Net loss per fully diluted common share	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01	$0.01

Additional information related to Ridgeway is on SEDAR at www.sedar.com.

Outstanding Share Data
The following outstanding share data is as of April 25, 2005.

Share Capital

Authorized capital

Preference Shares	25,000,000
Common Shares	100,000,000

Issued and outstanding

Preference Shares	1,000
Common Shares	42,741,121

Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
105,500	$2.25	May 16, 2005
89,500	$2.25	June 17, 2005
403,332	$2.45	September 5, 2005
480,954	$2.00	July 24, 2006
1,019,000	$1.00	November 7, 2005
357,566	$1.00	April 14, 2006

Options Outstanding

Number of Options	Exercise Price	Expiry Date
100,000	$2.95	May 23, 2005
1,745,000	$2.45	August 11, 2006
1,645,000	$1.00	November 2, 2007
300,000	$1.00	February 21, 2010
400,000	$1.05	April 21, 2010

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



Ridgeway
Petroleum Corp.


SEC MAIL
RECEIVED
PROCESSING
MAY 6 2005
202
SECTION
WASH. D.C.
COPY

NEWS RELEASE

RIDGEWAY PROVIDES OPERATIONS UPDATE

Listed: TSX Venture Exchange (Symbol: RGW)

Calgary, April 28, 2005 – Ridgeway Petroleum Corp. (the "Company") is pleased to announce that the Board of Directors has approved, in principle, the business plan presented by President and CEO Mr. Barry D. Lasker. The major component of the business plan calls for the construction of a gaseous Helium and liquid CO_2 plant with an inlet capacity of up to 25 million cubic feet per day of raw gas, the drilling and completion of up to 15 development wells and the drilling of a further 12 wells to define a gas productive area of approximately 110 square miles. The two-phased drilling program is anticipated to enable the Company to "prove" up at least 2 to 3 trillion cubic feet of recoverable gas that would potentially underpin a resource base capable of providing a minimum of 250 million cubic feet per day of feedstock gas to enhanced oil recovery (EOR) projects in the Permian Basin and California.

The planned staged development of the St. Johns resource is anticipated to generate sufficient cash flows to cover lease payments and corporate overhead while at the same time move the gas from a resource base into a "proved" reserves category. The production into the plant will allow the Company to build a more pervasive data base that will include well productivities, pressures and decline rates and helium and CO_2 compositions. The production from this plant will enable the Company to showcase the St. Johns project as a viable long term supplier of Helium and CO_2 gases to industry.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

A recent study published by the US Department of Energy (DOE) reports that EOR by injection of CO_2 holds the potential to recover 43 billion barrels of oil stranded in six mature US producing regions. The DOE study has estimated that state of the art CO_2 injection might recover 5.2 billion barrels of oil in California alone and will require a long term supply of over 18 trillion cubic feet of CO_2. For more information on the DOE study please go to: http://www.fe.doe.gov/programs/oilgas/eor/Six__Basin-Oriented_CO2-EOR_Assessments_.html

Ridgeway's vision is to become the preferred supplier of Helium and CO_2 gases to Industry. Ridgeway Petroleum is a development stage company that controls approximately 240,000 acres of land in Arizona and New Mexico where the Company has identified a significant resource of helium and carbon dioxide gases. Development of the project could lead the Company to potentially becoming one of North America's largest suppliers of these gases to Industry.

For more information please contact Don Currie, toll free 1-888-990-3551 or Barry Lasker on 713-626-9564 or visit our website at. www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR

Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.



Ridgeway
Petroleum Corp.



COPY
SEC MAIL
RECEIVED
MAY 16 2005
PROCESSING
WASH. D.C.
SECTION

NEWS RELEASE

RIDGEWAY PETROLEUM ANNOUNCES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, April 22, 2005-- Ridgeway Petroleum Corp. (the "Company") has arranged, subject to regulatory approval, a 760,870 unit private placement at $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprises one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

The proceeds of the private placement will be used for geological and engineering studies, front-end engineering and design studies, implementation of a well workover program, on-going lease rentals on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico for general working capital.

The Company also announces that it is not proceeding with the previously announced amendment to the debenture financing whereby the debenture would have been converted into common shares of the Company.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com


Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM CLOSES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, April 20, 2005--Ridgeway Petroleum Corp. (the "Company") has closed the previously announced private placement of 1,430,266 units at a price of $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprises one share of the Company and one quarter of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement. The units are subject to a four-month hold period expiring on August 15, 2005.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com


Ridgeway
Petroleum Corp.


RECEIVED
MAY 1 6 2005
202

NEWS RELEASE

Ridgeway grants Incentive Stock Options

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, April 21, 2005--Ridgeway Petroleum Corp. (the "Company") announces the grant, subject to regulatory approval, of incentive stock options entitling the purchase, for a period of five years, of up to 400,000 shares of the Company at a price of $1.05 per share pursuant to the terms of the Company's Stock Option Plan approved by shareholders on June 16, 2004.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com